Exhibit 99.1

Standard & Poor’s raises its rating on FCA N.V.
Standard & Poor’s Ratings Services communicated today that it has raised its rating on FCA N.V.’s long-term debt from “BB-” to “BB”.
The short-term rating is confirmed at “B”.
The outlook is stable.
London, March 18, 2016

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